LACROIX & ASSOCIATES
1931 128 Street
Surrey BC V4A 3V5
Tel: (604) 542-5173

CONSENT of AUTHOR

To:	Crosshair Exploration & Mining Corp.
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Newfoundland and Labrador, Securities Division
Registrar of Securities, Prince Edward Island
TSX Venture Exchange

Re:	Crosshair Exploration & Mining Corp. (“Crosshair”)
Consent under National Instrument 43-101

I, Peter A. Lacroix, P.Eng., author of the September 7, 2007 technical report titled: “Technical Report on the Central Mineral Belt Uranium Project, Labrador, Canada” (the Technical Report), do hereby consent to the public filing with the regulatory authorities referred to above, of the Technical Report and to extracts from, or a summary of, the Technical Report in Crosshair’s July 31, 2007 news release.

I confirm that I have read the written disclosure in Crosshair’s news release dated July 31, 2007 and it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Dated this 18th day of March, 2008.

LACROIX & ASSOCIATES

“Peter A. Lacroix”
Peter A. Lacroix, P.Eng.